Exhibit 99.2

Zhihu Inc.

知乎

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(NYSE: ZH; HKEX: 2390)

ANNUAL RESULTS ANNOUNCEMENT
FOR THE YEAR ENDED DECEMBER 31, 2023

The board (the "**Board**") of directors (the "**Directors**") of Zhihu Inc. (the "**Company**") is pleased to announce the unaudited annual consolidated results (the "**Unaudited Annual Results**") of the Company, its subsidiaries and consolidated affiliated entities (the "**Group**") for the year ended December 31, 2023 (the "**Reporting Period**"), together with the comparative figures for the corresponding period in 2022. These annual results have been prepared in accordance with accounting principles generally accepted in the United States of America (the "**U.S. GAAP**") and have been reviewed by the audit committee of the Board (the "**Audit Committee**").

In this announcement, "we," "us," or "our" refers to the Company and where the context otherwise requires, the Group (as defined under the "General Information" section).

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Year Ended December 31,		
	2023	2022	Change (%)
	(RMB in thousands, except percentages)		
Total revenues	**4,198,889**	3,604,919	16.5%
Gross profit	**2,295,848**	1,808,052	27.0%
Loss from operations	**(1,072,225)**	(1,603,751)	(33.1)%
Net loss	**(839,528)**	(1,578,403)	(46.8)%
Non-GAAP financial measures:			
Adjusted loss from operations	**(887,984)**	(1,218,803)	(27.1)%
Adjusted net loss	**(659,093)**	(1,195,855)	(44.9)%

	For the Year Ended December 31,		
	2023	2022	Change (%)
	(in millions)		
Average monthly active users (MAUs)[1]	**105.3**	101.3	4.0%
Average monthly subscribing members[2]	**14.5**	9.8	47.5%

Notes:

(1)   MAUs refers to the sum of the number of mobile devices that launch our mobile apps at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

(2)   Monthly subscribing members refers to the number of our Yan Selection (鹽選) members in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses non-GAAP financial measures, such as adjusted loss from operations and adjusted net loss, to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP financial measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company's management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company's consolidated results of operations in the same manner as it helps the Company's management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP financial measures has limitations as an analytical tool, and investors should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP.

The following tables set forth the unaudited reconciliation of GAAP and non-GAAP results for the periods indicated.

| | For the Year Ended December 31, | |
| | 2023 | 2022 |
	(RMB in thousands)	
Loss from operations	**(1,072,225)**	(1,603,751)
Add:		
Share-based compensation expenses	**164,656**	373,895
Amortization of intangible assets resulting from business acquisitions	**19,585**	11,053
Adjusted loss from operations	**(887,984)**	(1,218,803)
Net loss	**(839,528)**	(1,578,403)
Add:		
Share-based compensation expenses	**164,656**	373,895
Amortization of intangible assets resulting from business acquisitions	**19,585**	11,053
Tax effects on non-GAAP adjustments	**(3,806)**	(2,400)
Adjusted net loss	**(659,093)**	(1,195,855)

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

We are pleased to announce solid operational and financial results in 2023 marked by resilient revenue growth, enhanced gross margin, and narrowed net losses. Our community ecosystem continues to serve as the bedrock of our business and key to our long-term success along our ongoing journey toward maximizing monetization efficiency. We continued to foster our community culture by encouraging the creation of content, refining the experience of our users and content creators, and upgrading our technology infrastructure. All these efforts contributed to boosting the vitality and prosperity of our community ecosystem, driving our average MAUs to 105.3 million in 2023, up from 101.3 million in 2022.

Around the thriving community of Zhihu, our multi-engine, content-centric business model delivered solid financial performance, represented by a 16.5% year-over-year growth in total revenues to RMB4,198.9 million and a net loss significantly narrowed by 46.8% year-over-year in 2023. In particular, our paid membership growth momentum remained strong with an increase in revenue by 48.4% year-over-year to RMB1,826.6 million in 2023. Vocational training experienced robust growth with its significantly increased contribution to our total revenues, from RMB248.3 million in 2022 to RMB565.6 million in 2023. Meanwhile, we have been focusing on expanding gross margin, improving our operating efficiency and narrowing net losses. Though we prioritized our newly initiated investments in the research and development of the latest advanced technologies, particularly the generative AI technology, our net loss was significantly narrowed from RMB1,578.4 million in 2022 to RMB839.5 million in 2023.

Our Progress in AI

During 2023, we continued to advance our technological development through internal initiatives, highlighted by the explorations on generative AI, as we firmly believe the recent development in AI technology unleashed significant opportunities to Zhihu to better serve users and beyond. In 2023, we launched our first Large Language Model ("**LLM**"), Zhihaitu AI (知海圖AI), which has now been developed to hundred billion parameters and has received regulatory registration in November 2023. We have been endeavoring to further improve the overall experience of our community, in particular improving the efficiency of the search function for users, enhancing the effectiveness of content recommendations, and empowering content creation to further enhance our content ecosystem.

Leveraging the abundant data and high-quality contents accumulated in our community, we are exploring more potential application scenarios to better support our content creators, optimize our user experience, and boost our monetization efficiency. With our preliminary yet promising progress in AI, we remain optimistic about unlocking the potential of generative AI technology to better serve our community ecosystem.

Zhihu Content

In 2023, our continued commitment to enhancing user satisfaction led us to further broaden our content coverage and optimize our content composition and formats to better satisfy users' evolving needs. To that end, we have deepened penetration in our cornerstone verticals, such as inspiring content creators to engage in more in-depth contents generated by professional users. In addition, we have significantly upgraded the functional tools for content creators to craft short-form content to capture the evolving users' demand for on-the-go reading experience with fragmented reading time. Leveraging a technology-driven approach, we optimized the operation of our contents and continuously evaluated the effectiveness of such content. As of December 31, 2023, we had 774.7 million cumulative pieces of content covering over 1,000 verticals.

Our ongoing efforts to expand our premium content offerings have unlocked new commercialization avenues and appealed to a broader audience. In May 2023, we officially launched Yanyan Story (鹽言故事), an app dedicated to boutique short-form stories for subscribing members who prefer a dedicated and immersive reading experience. We are also diligently expanding other premium content offerings to satisfy the demand of our growing subscribing members, which effectively contributed to the rapid growth in paid membership revenue.

Zhihu Users

Our content continued to enable us to expand our diverse user base in a high-quality manner, driving the average MAUs in 2023 to 105.3 million. Our high-quality content and strong brand have enabled us to effectively expand our user base, while maintaining user loyalty.

We have a young and diverse user base. As of December 31, 2023, approximately 74.1% of our active users were under 30, and female users accounted for 60.5% of our total number of active users in December 2023. In our decade-long journey as an online content community, we are pleased to have served a group we label as new-generation professionals: young professionals having professional expertise in specific fields. Many of them have joined Zhihu community during their education journeys and become our long-term users and, simultaneously, high-quality content creators. Our commitment remains strong in serving their demands for content, inspiring their professional content creation and catering to their consumption needs.

Content Creators

Our community culture has inspired our users to contribute and become content creators. We have strived to discover, develop, and empower them to generate content and encourage content diversity, enabling content creators to realize their potential.

We continued to support the different needs of content creators at different stages. In addition, we provide ongoing support and guidance to content creators to increase the frequency of content creation, including rewarding them financially for their creative works through various channels. For example, our upgraded Haiyan Plan 5.0 (海鹽計劃5.0) will center around the new-generation professionals, motivating them with highly efficient tools to realize their monetization potentials. In 2023, we upgraded our professional creator identification recognition function to indicate verified professional identity of our content creators. As of December 31, 2023, Zhihu had 71.3 million cumulative content creators, increasing by 13.0% year-over-year from 63.1 million a year ago.

Monetization

Our total revenues were RMB4,198.9 million in 2023, representing a growth of 16.5% from RMB3,604.9 million in 2022. The growth underscores our effective development of diversified monetization approaches and multiple growth engines. Our content-centric monetization channels currently include marketing services, paid membership, vocational training, and other services (such as sales of our private label products and book series). The resilient and diverse growth engines of our business have been fueling the increase in our revenues.

At the beginning of 2023, we optimized our organizational structure by synchronizing our advertising and content-commerce solutions services as an integrated "marketing services" business, offering our merchants and brands more effective and comprehensive marketing solutions. We are continuing to enhance the effectiveness of our marketing services based on more accurate distribution to users and enhanced digital experience powered by technology with more diverse advertising products, especially performance-based products. For our paid membership, we are pleased to record a 48.4% increase in revenues and a 47.5% increase in the number of subscribing members in 2023 compared to 2022, attributable to the expansion of our premium content library and improved user experience. Our incentive programs for content creators also contribute to the attractiveness of our premium content, in turn fostering the revenue growth of this business line. We have also launched various initiatives to offer more in-depth consumption scenarios for our subscribing members, such as audio books and radio plays, to increase their lifetime commercial value. Our vocational training services, which generated RMB565.6 million revenue in 2023, representing a 127.8% year-over-year increase, presented an enriched product mix covering a wide range of vocational training demands. This business serves as another robust growth engine, particularly resonating with new-generation professionals who typically desire for self-development and excellence. We are also dedicated to spanning digitalization to all our services to revitalize our operating efficiency. For a detailed discussion of our results, see "Management Discussion and Analysis."

Important Events After the Reporting Period

Save as disclosed herein, there was no significant event that might affect the Company after the Reporting Period and up to the date of this announcement.

Business Outlook

Looking ahead to 2024, with a focus on professional users and content creators, we will motivate their engagements in our community to enhance our community culture and high-quality content creation. We are still facing challenges from the macroeconomic dynamics and the increasing competition in China's internet industry. By diversifying our monetization model, we expect our revenue growth to be more resilient and sustainable. We will further expand discussions and search scenarios in the Zhihu community as we respond to the evolving needs, thereby better serving both users and clients. The empowerment of generative AI technology is expected to support the well-rounded growth of our business and enhance the efficiency of our various business lines. We are also focusing on refining our operating efficiency to expand our margins while achieving a healthy and sustainable business growth.

MANAGEMENT DISCUSSION AND ANALYSIS

| | For the Year Ended December 31, | |
	2023	2022
	(RMB in thousands)	
Revenues:		
Marketing services	**1,652,992**	1,956,480
Paid membership	**1,826,557**	1,230,804
Vocational training	**565,585**	248,266
Others	**153,755**	169,369
Total revenues	**4,198,889**	3,604,919
Cost of revenues	**(1,903,041)**	(1,796,867)
Gross profit	**2,295,848**	1,808,052
Selling and marketing expenses	**(2,048,090)**	(2,026,468)
Research and development expenses	**(901,452)**	(763,362)
General and administrative expenses	**(418,531)**	(621,973)
Total operating expenses	**(3,368,073)**	(3,411,803)
Loss from operations	**(1,072,225)**	(1,603,751)
Other income/(expenses):		
Investment income	**41,695**	70,380
Interest income	**158,671**	68,104
Fair value change of financial instruments	**(5,170)**	(176,685)
Exchange gains	**97**	71,749
Others, net	**49,236**	5,983
Loss before income tax expense	**(827,696)**	(1,564,220)
Income tax expense	**(11,832)**	(14,183)
Net loss	**(839,528)**	(1,578,403)
Net income attributable to noncontrolling interests	**(4,113)**	(2,754)
Net loss attributable to Zhihu Inc.'s shareholders	**(843,641)**	(1,581,157)

| | For the Year Ended December 31, | |
| | 2023 | 2022 |
	(RMB in thousands)	
Net loss	**(839,528)**	(1,578,403)
Other comprehensive income:		
Foreign currency translation adjustments	**45,257**	273,310
Total other comprehensive income	**45,257**	273,310
Total comprehensive loss	**(794,271)**	(1,305,093)
Net income attributable to noncontrolling interests	**(4,113)**	(2,754)
Comprehensive loss attributable to Zhihu Inc.'s shareholders	**(798,384)**	(1,307,847)

Revenues

Our total revenues were RMB4.2 billion in 2023, representing a growth of 16.5% from RMB3.6 billion in 2022. The increase was primarily driven by the expansion of our user base, as well as our diversified revenue sources under our content ecosystem. The following table sets forth a breakdown of our revenues by business line in absolute amounts and as percentages of our total revenues in 2023 and 2022, respectively:

	For the Year Ended December 31,			
	2023		2022	
	RMB	**%**	RMB	%
	(in thousands, except percentages)			
Revenues				
Marketing services[1]	**1,652,992**	**39.4**	1,956,480	54.3
Paid membership	**1,826,557**	**43.5**	1,230,804	34.1
Vocational training	**565,585**	**13.5**	248,266	6.9
Others	**153,755**	**3.6**	169,369	4.7
Total	**4,198,889**	**100.0**	3,604,919	100.0

Note:

(1)   Starting with the first quarter of 2023, we report revenues generated from advertising and content-commerce solutions collectively as "marketing services revenue" to better present our business and results of operation in line with our overall strategies. Revenues for the applicable comparison periods of 2022 have been retrospectively re-classified.

Marketing services revenue was RMB1.7 billion in 2023, compared with RMB2.0 billion in 2022. The decrease was primarily due to the challenging industry dynamics and our ongoing refinement of service offerings to strategically focus on margin improvement.

Paid membership revenue was RMB1.8 billion in 2023, representing a 48.4% increase from RMB1.2 billion in 2022. The significant increase was primarily attributable to the continued growth of subscribing members, driven by the improved attractiveness of our premium content library and user experience.

Vocational training revenue was RMB565.6 million in 2023, representing a 127.8% increase from RMB248.3 million in 2022. The significant increase was primarily attributable to our further enriched online course offerings and the revenue contributions from the acquired vocational training businesses in 2023.

Other revenues were RMB153.8 million, compared with RMB169.4 million in 2022.

Cost of Revenues

Our cost of revenues increased by 5.9% from RMB1.8 billion in 2022 to RMB1.9 billion in 2023. The increase was primarily attributable to an increase in content and operating costs as we continued to enhance our content attractiveness, as well as an increase in payment processing costs driven by our revenue growth, and was partially offset by the decrease in cloud services and bandwidth costs.

The following table sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of our total revenues in 2023 and 2022, respectively:

	For the Year Ended December 31,			
	2023		2022	
	RMB	***%***	*RMB*	*%*
	(in thousands, except percentages)			
Cost of revenues				
Content and operational costs	**1,033,878**	**24.6**	906,224	25.1
Cloud service and bandwidth costs	**280,045**	**6.7**	403,442	11.2
Staff costs	**248,678**	**5.9**	206,633	5.7
Payment processing costs	**198,199**	**4.7**	136,778	3.8
Others	**142,241**	**3.4**	143,790	4.0
Total	**1,903,041**	**45.3**	1,796,867	49.8

Gross Profit and Margin

Gross profit increased by 27.0% to RMB2.3 billion in 2023 from RMB1.8 billion in 2022. Gross margin expanded to 54.7% in 2023 from 50.2% in 2022, primarily attributable to our enhanced monetization efforts and the improvement of cloud services and bandwidth utilization efficiency.

Operating Expenses

Total operating expenses were RMB3.4 billion in 2023, compared with RMB3.4 billion in 2022.

Selling and marketing expenses were RMB2.0 billion in 2023, keeping flat as compared with RMB2.0 billion in 2022.

Research and development expenses increased by 18.1% to RMB901.5 million in 2023 from RMB763.4 million in 2022, primarily due to our increased spending on technology innovation.

General and administrative expenses decreased by 32.7% to RMB418.5 million in 2023 from RMB622.0 million in 2022, primarily due to lower share-based compensation expenses.

Loss from Operations

Loss from operations decreased by 33.1% to RMB1.1 billion in 2023 from RMB1.6 billion in 2022.

Adjusted loss from Operations (Non-GAAP)

Adjusted loss from operations (non-GAAP) decreased by 27.1% to RMB888.0 million in 2023 from RMB1.2 billion in 2022.

Net Loss

Net loss decreased by 46.8% to RMB839.5 million in 2023 from RMB1.6 billion in 2022.

Adjusted Net Loss (Non-GAAP)

Adjusted net loss (non-GAAP) decreased by 44.9% to RMB659.1 million in 2023 from RMB1.2 billion in 2022.

Liquidity and Capital Resources

In 2023, we have financed our operations primarily through our existing cash and capital resources. We had cash and cash equivalents, term deposits, and short-term investments of RMB6.3 billion and RMB5.5 billion as of December 31, 2022 and 2023, respectively. The net cash used in operating activities was narrowed to RMB415.5 million in 2023.

The following table sets forth a summary of our cash flows for the periods indicated:

| | For the Year Ended December 31, | |
| | 2023 | 2022 |
	(RMB in thousands)	
Net cash used in operating activities	(415,527)	(1,114,954)
Net cash (used in)/provided by investing activities	(1,681,140)	3,490,467
Net cash used in financing activities	(365,056)	(108,350)
Effects of exchange rate changes on cash and cash equivalents	42,510	101,528
Net (decrease)/increase in cash and cash equivalents	(2,419,213)	2,368,691
Cash and cash equivalents at the beginning of the year	4,525,852	2,157,161
Cash and cash equivalents at the end of the year	2,106,639	4,525,852

Significant Investments

We did not make or hold any significant investments in 2023.

Material Acquisitions and Disposals

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associated companies or joint ventures in 2023.

Pledge of Assets

As of December 31, 2023, no group asset of ours was pledged.

Future Plans for Material Investments or Capital Assets

We did not have detailed future plans for significant investments or capital assets as of December 31, 2023.

Gearing Ratio

As of December 31, 2023, our gearing ratio, calculated as total interest-bearing borrowings divided by total equity, was zero.

Foreign Exchange Risk

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate. In addition, the value of your investment in our Shares and American depositary shares (the "**ADSs**") will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs are traded in U.S. dollars.

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A ordinary shares ("**Class A Ordinary Shares**") or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

From time to time, we may invest the net proceeds that we receive from our overseas offerings in interest-earning instruments. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate instruments may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate instruments may produce less income than expected if interest rates fall.

Contingent Liabilities

As of December 31, 2023, we did not have any material contingent liabilities.

Employees and Remuneration

As of December 31, 2023, we had 2,731 full-time employees. The following table sets forth the total number of our employees by function as of December 31, 2023:

Function	Number of Employees	Percentage
Content and Content-Related Operations	889	32.6%
Research and Development	1,003	36.7%
Sales and Marketing	604	22.1%
General Administration	235	8.6%
Total	**2,731**	100.0%

We offer employees competitive salaries, performance-based cash bonuses, regular awards, and long-term incentives. As required by PRC laws and regulations in respect of our PRC employment, we participate in housing fund and various employee social insurance plans that are organized by applicable competent authorities, including housing, pension, medical, work-related injury, maternity, and unemployment insurance, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accidental insurance coverage for our employees. Bonuses are generally discretionary and based in part on the overall performance of our business and in part on employee performance. We have adopted share incentive plans to grant share-based incentive awards to our eligible employees to incentivize their contributions to our growth and development.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

During the Reporting Period, the Company has continued to regularly review and monitor its corporate governance practices to ensure compliance with the latest version of the Corporate Governance Code (the "**Corporate Governance Code**") set forth in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") (the "**Listing Rules**") and has complied with all the code provisions of the Corporate Governance Code, save for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yuan Zhou currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and the independent non-executive Directors. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Other than the above, during the Reporting Period, the Company has complied with all applicable principles and code provisions of the Corporate Governance Code.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Code for Dealings in Securities by Management (the "**Company's Code**"), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Company's Code.

Specific enquiry has been made to all the Directors and the relevant employees and they have confirmed that they have complied with the Company's Code during the Reporting Period and up to the date of this announcement.

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code. The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Group, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee comprises of three independent non-executive Directors, namely Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen. Mr. Hanhui Sam Sun, being the chairman of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

The Audit Committee has reviewed the Unaudited Annual Results of the Group for the Reporting Period and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

The Unaudited Annual Results disclosed in this announcement are preliminary. The audit of the financial statements and related notes to be included in the Company's annual report to shareholders for the Reporting Period is still in progress. The figures in respect of the Company's unaudited condensed consolidated statements of operations and comprehensive loss, unaudited condensed consolidated balance sheets and the related notes thereto for the year ended December 31, 2023 as set out in the preliminary announcement have been agreed by the Company's auditor, PricewaterhouseCoopers, to the amounts set out in the Company's draft consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on the preliminary announcement.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company's audited financial statements and this preliminary unaudited financial information.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company's Listed Securities

During the Reporting Period, the Company repurchased approximately 39,758,632 of ADSs representing a total of 19,879,316 Class A Ordinary Shares (the "**Repurchased Shares**") of the Company on the New York Stock Exchange at an aggregate consideration of US$41,783,921. Particulars of the Repurchased Shares are as follows:

Month of Repurchase	No. and Method of Repurchased Shares	Price paid per share Highest	Lowest	Aggregate Consideration
March 2023	420,719 on the New York Stock Exchange	US$2.54	US$2.46	US$1,057,356
April 2023	1,399,731 on the New York Stock Exchange	US$2.40	US$2.08	US$3,196,731
May 2023	1,688,242 on the New York Stock Exchange	US$2.28	US$1.92	US$3,482,970
June 2023	2,983,797 on the New York Stock Exchange	US$2.24	US$1.98	US$6,384,477
July 2023	1,818,825 on the New York Stock Exchange	US$2.40	US$2.12	US$4,140,487
August 2023	2,312,899 on the New York Stock Exchange	US$2.40	US$1.97	US$5,110,313
September 2023	1,258,180 on the New York Stock Exchange	US$2.10	US$1.93	US$2,542,113
October 2023	1,221,033 on the New York Stock Exchange	US$2.04	US$1.88	US$2,471,112
November 2023	3,526,492 on the New York Stock Exchange	US$2.04	US$1.32	US$7,015,356
December 2023	3,249,398 on the New York Stock Exchange	US$2.02	US$1.82	US$6,383,006

During the Reporting Period, the number of Class A Ordinary Shares in issue was reduced by 13,482,680 shares as a result of the cancellation of the Repurchased Shares on January 20, 2023, June 9, 2023, July 28, 2023 and November 17, 2023. Upon cancellation of the Repurchased Shares, Mr. Yuan Zhou, the weighted voting rights ("**WVR**") beneficiary ("**WVR Beneficiary**") of the Company simultaneously reduced his WVR in the Company proportionately by way of converting his 795,047 Class B ordinary shares ("**Class B Ordinary Shares**") into Class A Ordinary Shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules on January 20, 2023, June 9, 2023, July 28, 2023 and November 17, 2023, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Stock Exchange during the Reporting Period.

Material Litigation

The Company was not involved in any material litigation or arbitration during the Reporting Period. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company during the Reporting Period and up to the date of this announcement.

Dividend

The Board does not recommend the distribution of an annual dividend for the Reporting Period.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Note	For the year ended December 31, 2023	2022
		RMB	RMB
Revenues	6	**4,198,889**	3,604,919
Cost of revenues		**(1,903,041)**	(1,796,867)
Gross profit		**2,295,848**	1,808,052
Operating expenses:			
Selling and marketing expenses		**(2,048,090)**	(2,026,468)
Research and development expenses		**(901,452)**	(763,362)
General and administrative expenses		**(418,531)**	(621,973)
Total operating expenses		**(3,368,073)**	(3,411,803)
Loss from operations		**(1,072,225)**	(1,603,751)
Other income/(expenses):			
Investment income		**41,695**	70,380
Interest income		**158,671**	68,104
Fair value change of financial instruments		**(5,170)**	(176,685)
Exchange gains		**97**	71,749
Others, net		**49,236**	5,983
Loss before income tax		**(827,696)**	(1,564,220)
Income tax expense	7	**(11,832)**	(14,183)
Net loss		**(839,528)**	(1,578,403)
Net income attributable to noncontrolling interests		**(4,113)**	(2,754)
Net loss attributable to Zhihu Inc.'s shareholders		**(843,641)**	(1,581,157)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	For the year ended December 31, 2023	2022
		RMB	RMB
Net loss		**(839,528)**	(1,578,403)
Other comprehensive income:			
Foreign currency translation adjustments		**45,257**	273,310
Total other comprehensive income		**45,257**	273,310
Total comprehensive loss		**(794,271)**	(1,305,093)
Net income attributable to noncontrolling interests		**(4,113)**	(2,754)
Comprehensive loss attributable to Zhihu Inc.'s shareholders		**(798,384)**	(1,307,847)
Net loss per share, basic and diluted	5	**(2.82)**	(5.19)
Weighted average number of ordinary shares, basic and diluted	5	**299,132,894**	304,836,318
Share-based compensation expenses included in:			
Cost of revenues		**9,751**	11,861
Selling and marketing expenses		**13,882**	24,334
Research and development expenses		**49,847**	62,503
General and administrative expenses		**91,176**	275,197

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2023 RMB	As of December 31, 2022 RMB
ASSETS			
Current assets:			
Cash and cash equivalents		**2,106,639**	4,525,852
Term deposits		**1,586,469**	948,390
Short-term investments		**1,769,822**	787,259
Trade receivables	3	**664,615**	834,251
Amounts due from related parties		**18,319**	24,798
Prepayments and other current assets		**232,016**	199,249
Total current assets		**6,377,880**	7,319,799
Non-current assets:			
Property and equipment, net		**10,849**	7,290
Intangible assets, net		**122,645**	80,237
Goodwill		**191,077**	126,344
Long-term investments		**44,621**	–
Right-of-use assets		**40,211**	100,119
Other non-current assets		**7,989**	22,450
Total non-current assets		**417,392**	336,440
Total assets		**6,795,272**	7,656,239
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable and accrued liabilities	4	**1,038,531**	916,112
Salary and welfare payables		**342,125**	283,546
Taxes payable		**21,394**	25,975
Contract liabilities		**303,574**	355,626
Amounts due to related parties		**26,032**	24,861
Short-term lease liabilities		**42,089**	53,190
Other current liabilities		**171,743**	165,531
Total current liabilities		**1,945,488**	1,824,841
Non-current liabilities			
Long-term lease liabilities		**3,642**	43,367
Deferred tax liabilities		**22,574**	11,630
Other non-current liabilities		**121,958**	82,133
Total non-current liabilities		**148,174**	137,130
Total liabilities		**2,093,662**	1,961,971

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	**As of December 31, 2023**	As of December 31, 2022
		RMB	*RMB*
Shareholders' equity:			
Class A Ordinary Shares (US$0.000125 par value, 1,550,000,000 and 1,550,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 297,419,878 and 287,355,642 shares issued and outstanding as of December 31, 2022 and 2023, respectively)		**227**	234
Class B Ordinary Shares (US$0.000125 par value, 50,000,000 and 50,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 18,940,652 and 18,145,605 shares issued and outstanding as of December 31, 2022 and 2023, respectively)		**14**	15
Treasury stock		**(161,637)**	(33,814)
Additional paid-in capital		**13,487,371**	13,615,042
Statutory reserves		**2,680**	–
Accumulated other comprehensive loss		**(20,551)**	(65,808)
Accumulated deficit		**(8,708,294)**	(7,861,973)
Total Zhihu Inc.'s shareholders' equity		**4,599,810**	5,653,696
Noncontrolling interests		**101,800**	40,572
Total shareholders' equity		**4,701,610**	5,694,268
Total liabilities and shareholders' equity		**6,795,272**	7,656,239

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1. GENERAL INFORMATION

Zhihu Inc. (the "Company" or "Zhihu"), previously known as Zhihu Technology Limited, was incorporated in the Cayman Islands on May 17, 2011 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company, through its consolidated subsidiaries and variable interest entities ("VIEs") (collectively referred to as the "Group") is primarily engaged in the operation of one online content community and monetizes through paid membership services, marketing services and vocational training in the People's Republic of China (the "PRC" or "China"). In March 2021, the Company completed its initial public offering (the "IPO") on the New York Stock Exchange in the United States of America. In April 2022, the Company successfully listed its Class A Ordinary Shares on the Main Board of The Stock Exchange of Hong Kong Limited.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for annual financial information and the disclosure requirements of the Rules Governing the Listing of Securities on The HKEx, as amended, supplemented or otherwise modified from time to time (the "HK Listing Rules"). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

(b) Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs for which the Company are the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Consolidated VIEs are entities in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entities' economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

(c)   Use of estimates

The preparation of the Group's unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates include but are not limited to the assessment of the allowance for credit losses on trade receivables and the purchase price allocation in relation to acquisitions and goodwill impairment assessments.

(d)   Functional currency and foreign currency translation

The Group uses Renminbi ("RMB") as its reporting currency. The functional currency of the Company and its overseas subsidiaries which are incorporated in the Cayman Islands, the British Virgin Islands and Hong Kong is United States dollars ("US$"). The functional currency of the Group's PRC entities is RMB.

In the unaudited condensed consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the periodic average exchange rate. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income/(loss) in the unaudited condensed consolidated statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in others, net in the unaudited condensed consolidated statements of operations and comprehensive loss.

(e)   Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group's chief operating decision makers ("CODM"). Based on the criteria established by ASC 280 "Segment Reporting", the Group's CODM has been identified as the Chief Executive Officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance.

The Group's CODM reviews consolidated results including revenue and operating income at a consolidated level. This resulted in only one operating and reportable segment in the Group.

The Group's long-lived assets are substantially all located in the PRC and substantially all the Group's revenues are derived from within the PRC, therefore, no geographical segments are presented.

3. **TRADE RECEIVABLES**

Trade receivables consisted of (in thousands):

	As of December 31, 2023	As of December 31, 2022
	RMB	RMB
Trade receivables, gross	787,315	927,132
Provision of allowance for expected credit losses	(122,700)	(92,881)
Trade receivables, net	664,615	834,251

An aging analysis based on the relevant recognition dates is as follows (in thousands):

	As of December 31, 2023	As of December 31, 2022
	RMB	RMB
0-3 months	369,223	451,360
3-6 months	132,155	143,434
6-12 months	103,122	153,255
Over 1 year	182,815	179,083
Trade receivables, gross	787,315	927,132

4. **ACCOUNTS PAYABLE AND ACCRUED LIABILITIES**

An aging analysis of accounts payable and accrued liabilities is as follows (in thousands):

	As of December 31, 2023	As of December 31, 2022
	RMB	RMB
0-3 months	836,438	840,404
3-6 months	131,795	48,298
6-12 months	69,028	26,119
Over 1 year	1,270	1,291
Total	1,038,531	916,112

Accrued liabilities primarily reflect receipts of goods and services that have not yet been invoiced to the Group. When the Group is invoiced for these goods and services, this balance will be reclassed to accounts payable. Aging analysis of accounts payable has been presented based on billing date and the amounts of accrued liabilities were categorized as 0-3 months.

5. **NET LOSS PER SHARE**

Basic and diluted loss per share have been calculated in accordance with ASC260 for the year ended December 31, 2023 and 2022. Shares issuable for little consideration have been included in the number of outstanding shares used for basic and diluted loss per share.

	For the year ended December 31,	
	2023	2022
Numerator (RMB in thousands):		
Net loss	(839,528)	(1,578,403)
Net income attributable to noncontrolling interests	(4,113)	(2,754)
Net loss attributable to ordinary shareholders	(843,641)	(1,581,157)
Denominator:		
Weighted average number of ordinary shares outstanding, basic	299,132,894	304,836,318
Weighted average number of ordinary shares outstanding, diluted	299,132,894	304,836,318
Net loss per share, basic (RMB)	(2.82)	(5.19)
Net loss per share, diluted (RMB)	(2.82)	(5.19)

Basic and diluted loss per ordinary share are computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary shares equivalents were excluded from the computation of dilutive net loss per share to eliminate any antidilutive effect:

	For the year ended December 31,	
	2023	2022
Share options	3,130,720	5,144,513

6. **REVENUE**

Key revenues streams are as below (in thousands):

	For the year ended December 31,	
	2023	2022
	RMB	*RMB*
Marketing services	1,652,992	1,956,480
Paid membership	1,826,557	1,230,804
Vocational training	565,585	248,266
Others	153,755	169,369
Total revenue	**4,198,889**	3,604,919

7. **TAXATION**

   (a) **Value-added tax ("VAT")**

   The Group's subsidiaries, consolidated VIEs and VIEs' subsidiaries incorporated in China are subject to statutory VAT rate of 6% for services rendered and 9% or 13% for goods sold.

   (b) **Income taxes**

   Cayman Islands

   Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

   Hong Kong

   Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

   China

   Under PRC Enterprise Income Tax ("EIT") Law, foreign-invested enterprises ("FIEs") and domestic companies are subject to a unified EIT rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to otherwise classified as "Software Enterprises", "Key Software Enterprises" and/or "High and New Technology Enterprises" ("HNTEs"). The Enterprise Income Tax Law became effective on January 1, 2008. The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China. Two subsidiaries of the Company were accredited as HNTEs and are entitled to a preferential income tax rate at 15% for the years ended December 31, 2023 and 2022. All other major PRC incorporated entities of the Group were subject to a 25% income tax rate for the years ended December 31, 2023 and 2022.

   The components of income tax expenses for the years ended December 31, 2023 and 2022 are as follows (in thousands):

	For the year ended December 31,	
	2023	2022
	RMB	*RMB*
Current income tax expenses	**15,638**	16,583
Deferred income tax benefit	**(3,806)**	(2,400)
Total	**11,832**	14,183

8. **DIVIDEND**

   No dividends were declared or paid for the year ended December 31, 2023 and 2022.

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.zhihu.com/). The annual report for the Reporting Period will be sent (if necessary) to the Company's shareholders and made available for review on the same websites in due course.

By Order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, March 26, 2024

As of the date of this announcement, the Board comprises Mr. Yuan Zhou and Mr. Dahai Li as executive Directors, Mr. Zhaohui Li and Mr. Bing Yu as non-executive Directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni and Mr. Derek Chen as independent non-executive Directors.